

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Hans Vestberg
Chief Executive Officer
Verizon Communications Inc.
1095 Avenue of the Americas, 8th Floor
New York, New York 10036

> **Re: Verizon Communications Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2022**
> **File No. 001-08606**

Dear Hans Vestberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program